FOR IMMEDIATE RELEASE

News

Nasdaq SmallCap - GTIM

December 5, 2007

GOOD TIMES ANNOUNCES A 25 RESTAURANT DEVELOPMENT AGREEMENT

(GOLDEN, CO) Good Times Restaurants Inc. (GTIM) today announced that Good Times Drive Thru Inc., its wholly-owned subsidiary, has entered into a Development Agreement and Management Agreement for the development of up to twenty-five Good Times Burgers & Frozen Custard restaurants in the Midwest with a group of investors led by a member of its Board of Directors. The Development Agreement provides for the development of up to ten restaurants initially with an option to develop an additional fifteen restaurants that is exercisable over the next five years. The development area for the initial ten restaurants is in the Omaha and Des Moines markets.

Commenting on the agreements, Boyd Hoback, President & CEO, said "This is a great opportunity for us to move outside the Colorado market in a way that allows us to reach critical mass for media advertising support and operational efficiencies very quickly.  We will manage and operate the stores with our own personnel just as we do with company-owned stores and it will allow us to generate an income stream both from the management fees and from incentive participation in the profits of the restaurants without having to commit any of our own capital for development."

The company plans to focus its intended expansion on markets in Nebraska, Iowa, Missouri, Kansas, South Dakota, Illinois and other Midwestern markets on a market-by-market basis with a combination of developer-owned, franchised and company-owned restaurants and that it is in the process of acquiring sites in Nebraska.  Hoback added "Our goal is to become a powerful regional brand focusing on sufficient market penetration in each area to support television advertising that will build strong awareness of Good Times, aligning ourselves with proven operators that can execute at a high level.  We have built great equity in Colorado based on our unique products, quality and service and we plan on doing the same as we move east from Colorado."

This press release contains forward looking statements within the meaning of federal securities laws. The words "intend," "plans," "will" and similar expressions are intended to identify forward looking statements. These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements. These risks include such factors as the pending and uncertain nature of current expansion and restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-KSB for the fiscal year ended September 30, 2006 filed with the SEC. Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440